OMB APPROVAL
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
1-15449

CUSIP NUMBER
860370-10-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	October 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Stewart Enterprises, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1333 South Clearview Parkway

Address of Principal Executive Office (Street and Number)
Jefferson, Louisiana 70121

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
INTRODUCTION
Stewart Enterprises, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (the “2005 Form 10-K”) by January 17, 2006 because the Company has experienced significant delays in completing its consolidated financial statements and its Section 404 assessment of internal control over financial reporting. The delays are primarily a result of (1) the Company’s deferred revenue project not being completed by that time, (2) the disruption caused by Hurricane Katrina, and (3) the Company’s continued efforts to complete management’s assessment of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, principally with regard to the deferred revenue project.
As previously reported, in connection with its internal control assessment under Section 404 of Sarbanes-Oxley, the Company undertook a project (the “deferred revenue project”) in 2005 to verify the balances in deferred preneed cemetery service and merchandise revenue and deferred preneed funeral revenue by physically reviewing substantially all of the preneed cemetery and funeral service and merchandise contracts included in its backlog. This process involved the physical review of nearly 700,000 preneed contracts. The Company’s review of these contracts is substantially complete, and the results of that review are in the process of being analyzed by the Company and are subject to completion of audit procedures by the Company’s independent registered public accounting firm.
DEFERRED REVENUE PROJECT
Although the deferred revenue project is not yet complete, based on information currently available, management believes that the project will result in a restatement of the Company’s financial statements for fiscal years 2001 through 2004, including the quarters therein, and the first three quarters of 2005. Management believes that a significant portion of the adjustment will relate to the cumulative effect of adopting Staff Accounting Bulletin 101 (“SAB 101”) on November 1, 2000, but that a material portion of the adjustment will impact reported revenues and earnings for fiscal years 2001 through 2005. Management believes that the restatement will result in adjustments for prior period financial statements (for all annual and quarterly periods for fiscal years 2001 through 2005) that will increase deferred revenue at October 31, 2005 in an amount that is not currently expected to materially exceed $120 million, that will decrease shareholders’ equity at October 31, 2005 in an amount that is not currently expected to materially exceed $75 million and increase deferred tax assets at October 31, 2005 in an amount that is not currently expected to materially exceed $45 million. These estimates and the estimates in the table are unaudited and are derived from information available based on the current status of the Company’s deferred revenue project. Such amounts are preliminary and remain subject to further review by the Company and completion of audit procedures by the Company’s independent registered public accounting firm, both of which could result in material changes. Deferred revenue and the related non-controlling interest in funeral and cemetery trusts as originally reported as of October 31, 2004 was approximately $1.1 billion.
The Company has identified a significant number of contracts under which services and or merchandise have been delivered but related trust funds have not been withdrawn. As a result, based on information developed in the project, the Company has been able to withdraw approximately $19 million from its trust accounts during 2005 representing amounts that were not withdrawn in prior periods, even though the related services and merchandise had been delivered in prior periods.

The table below shows the estimated reduction in diluted earnings per share resulting from the deferred revenue project, compared with the diluted earnings per share reported in the incomplete Form 10-K/A for the fiscal year ended October 31, 2004 filed in October 2005 and in the incomplete Form 10-Q for the third quarter ended July 31, 2005 (the “2005 Third Quarter Report.”)

					Nine months ended
	FY 2001	FY 2002	FY 2003	FY 2004	July 31, 2005
Reported EPS	$(3.81)	$(1.49)	$(0.04)	$0.45	$(1.14)

Estimated change in reported EPS based on the current status of the deferred revenue project	$(0.10)	$(0.09)	$(0.04)	$(0.04)	$(0.03)

Cumulative Effect of SAB 101 on 11/1/2000(1)	$(0.27)

Cumulative Effect of Change in Accounting - Deferred Acquisition Costs 11/1/2004(2)					$(0.09)

Estimated EPS after impact based on the current status of the deferred revenue project	$(4.18)	$(1.58)	$(0.08)	$0.41	$(1.26)

Weighted average diluted common shares outstanding	107,355	108,299	108,230	108,159	109,430

(1)	The original charge recorded upon the adoption of SAB 101 on November 1, 2000 was approximately $416.7 million pretax ($250.0 million after tax or $2.33 per diluted share).

(2)	Effective at the beginning of fiscal year 2005, the Company changed its method of accounting for preneed selling costs to expense such costs in the period incurred rather than to defer and amortize such costs. Prior to this change, commissions and other costs that varied with and were primarily related to the acquisition of new prearranged funeral and cemetery service and merchandise sales were deferred, included in deferred charges and amortized in proportion to preneed revenue recognized during the period in a manner consistent with SFAS 60, “Accounting and Reporting for Insurance Companies.” The estimated changes in reported earnings per share included in the table above for fiscal years 2001 through 2004 include additional deferred charges (and reductions in expenses) as a result of the increased deferred revenue (and decreases in revenue) based on the current status of the deferred revenue project. The cumulative effect of adopting this accounting change in fiscal year 2005 would also change as the deferred charge balance at November 1, 2004 would have increased from the Company’s previously issued financial statements reflecting the additional deferred charges. The original charge recorded as the cumulative effect of change in accounting principle on November 1, 2004 was $234.5 million pretax ($141.3 million after tax or $1.29 per diluted share).

The anticipated adjustments to previously reported annual and interim financial statements are primarily matters identified during the deferred revenue project. The Company identified errors in the amount of deferred revenue and trust earnings associated with undelivered cemetery merchandise and funeral service and merchandise contracts as of the date it adopted SAB 101. The Company identified errors in its recognition of cemetery merchandise revenue in the adoption of SAB 101 and in subsequent periods.
NONRELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS
Due to the restatements described above, the Company’s audit committee concluded on January 16, 2006 that the previously issued financial statements for all annual and quarterly periods for fiscal years 2001 through 2005 should no longer be relied upon. The Company has discussed these matters with its independent registered public accounting firm.
EFFECT ON DEBT AGREEMENTS
The restatements relating to the deferred revenue project may create a default or event of default under the Company’s bank credit facility. Also, if the Company is unable to file the completed 2005 Form 10-K by February 1, 2006, there will be a default under the credit facility that will become an event of default if not cured within 15 days. The Company is continuing to assess these matters, has initiated contact with its lead lenders under the facility and expects to seek, and receive, waivers of any such defaults in the near future, although no assurances can be given that such waivers will be received. The indenture governing the Company’s 6.25 percent senior notes due 2013 requires the Company to furnish the trustee within the time periods required by the SEC’s rules and regulations all annual financial information that would be required to be contained in an SEC filing, including an auditor’s report. An event of default would occur under the indenture if the Company failed to comply with this requirement within 30 days after receipt of written notice of such failure from the trustee or the holders of at least 25 percent of the principal amount outstanding.
NASDAQ LISTING
Additionally, as previously disclosed, the Nasdaq Stock Market has granted the Company’s request for an extension of time within which to file the 2005 Form 10-K and its Third Quarter Report until February 15, 2006. If the Company is not able to meet that deadline, the Company would request an extension. However, there can be no assurances that such an extension would be granted and the Company may be subject to further delisting proceedings by Nasdaq.
Nasdaq notified the Company on January 17, 2006 that the Company’s filing on October 24, 2005 of the Form 10-K/A for the fiscal year ended October 31, 2004 without an audit report and without the certifications of the CEO and CFO was an additional noncompliance with the continued listing requirements of Nasdaq Marketplace Rule 4310(c)(14). This matter was previously disclosed to and discussed with the Nasdaq Listing Qualifications Panel and the Company believes that the extension to February 15, 2006 was intended to cover this report as well. The Company plans to present its views to the Panel by January 24, 2006 and, if the Company cannot complete the Form 10-K/A for the fiscal year ended October 31, 2004 by February 15, 2006 to request an extension of time for this report as well.
ANTICIPATED FILING SCHEDULE
The Company intends to file the 2005 Third Quarter Report prior to or concurrently with filing its 2005 Form 10-K. The Company is working diligently to complete the 2005 Form 10-K by the extended deadline of February 1, 2006 and file its 2005 Third Quarter Report by February 1, 2006. The Company also plans to file a complete Form 10-K/A for the fiscal year ended October 31, 2004 by February 15, 2006. Management cannot predict with certainty whether these deadlines will be met.
CAUTIONARY STATEMENTS
Management’s estimate of the results and timing of completion of the deferred revenue project, the Company’s plan to file the completed 2005 Form 10-K and 2005 Third Quarter Report on or prior to February 1, 2006, the Company’s ability to comply with Nasdaq’s deadlines, and the potential consequences of failing to meet those deadlines, are forward-looking statements that are subject to significant uncertainties. Important factors that could cause actual results and timing to differ materially from the estimates indicated herein include whether the Company uncovers unanticipated issues during its completion of the project, and the timing and results of the related audit procedures by the Company’s independent registered public accounting firm.

INTERNAL CONTROL ASSESSMENT
The Company is required to provide management’s annual report on internal control over financial reporting in the 2005 Form 10-K. Management anticipates that such report, and the related auditor’s report, will conclude that as of October 31, 2005, the Company’s internal control over financial reporting was not effective due to material weakness related to its accounting for deferred revenue. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
The Company did not maintain effective controls over the accounting for deferred preneed revenue, including recognition of related trust earnings and costs. As discussed above, this control deficiency will result in the restatement of the Company’s consolidated financial statements for fiscal 2001 through 2005. Additionally, this control deficiency could result in further misstatements to the Company’s goodwill, deferred taxes, deferred preneed revenue, revenue, equity and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, as of October 31, 2005, management determined that this control deficiency represented a material weakness in internal control over financial reporting.
In connection with the deferred revenue project, management has been implementing measures designed to remediate the control deficiency related to the reporting of deferred preneed revenue and related deferred trust earnings. These measures include modification of an accounting system that will facilitate more accurate reporting of deferred preneed revenue and revenue. Management believes that these measures will be implemented and anticipates that the control deficiency should be remediated in fiscal 2006. However, there can be no assurance of such remediation.
As previously reported, the Company did not maintain effective controls over the determination of operating and reportable segments in accordance with accounting principles generally accepted in the United States of America. Specifically, the Company did not maintain effective controls to properly identify its segments and reporting units for purposes of reporting its segment results and assessing goodwill impairments in accordance with accounting principles generally accepted in the United States of America. This control deficiency resulted in the restatement of the Company’s interim and annual consolidated financial statements for 2004 and 2003, the annual consolidated financial statements for 2002, and adjustments to the consolidated financial statements of the first and second quarters of 2005. The Company has taken a series of steps designed to improve these control processes, including re-assessing the information provided to the Company’s Chief Operating Decision Maker and how that determines the Company’s operating segments as well as assessing the economic similarity for reportable segments and reporting unit determination in the Company’s goodwill impairment analysis. The Company is in the process of testing this control to see if this material weakness has been effectively remediated as of October 31, 2005 given the series of steps taken.
Because management has not yet completed its evaluation and testing of internal controls over financial reporting, there can be no assurance that additional material weaknesses will not be identified or additional material adjustments made to the Company’s previously reported financial results and the preliminary results it has reported for fiscal 2005.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas M. Kitchen	504	729-1400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

Form 10-Q for the quarter ended July 31, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Management anticipates that the reported results for the fiscal year ended October 31, 2005 compared to the fiscal year ended October 31, 2004 will differ significantly due primarily to the following:
•	$16.9 million reduction in interest expense for fiscal 2005 compared to fiscal 2004 ($30.4 million in fiscal 2005 compared to $47.3 million in fiscal 2004), reflecting the refinancing of the senior secured credit facility and 10.75 percent senior subordinated notes at lower rates and a $39.5 million decrease in average debt outstanding during fiscal 2005;

•	$32.8 million of charges incurred during fiscal 2005 for the early extinguishment of debt associated with the refinancings;

•	$234.5 million ($141.3 million after-tax) estimated charge for the cumulative effect of a change in accounting principle recorded in fiscal 2005 that reduced the cumulative balance of deferred preneed selling costs in the deferred charges line on the registrant’s balance sheet (this charge may be adjusted in connection with the deferred revenue project);

•	Significant cost increases including increases in professional fees of $4 million and health insurance costs of $3 million compared to the prior year. Increases in professional fees were due primarily to the Section 404 internal controls review process, the deferred revenue project, additional audit fees and the Company’s defense of certain litigation.

•	$1.5 million of charges in fiscal 2005 due to the reorganization of our divisions, compared with $3.4 million of separation charges in fiscal 2004 due primarily to the reduction and restructuring of our workforce and separation payments related to a former executive officer;

•	Approximately $2.0 million of increased bad debt reserve related to the areas affected by Hurricane Katrina.
Also, the Company may record a charge that should not materially exceed $10 million for losses related to Hurricane Katrina for which the timing and amount of insurance recoveries remain uncertain. A significant portion of this amount is expected to be recovered when the Company negotiates a final settlement with its insurance carriers.

Stewart Enterprises, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 18, 2006	By	/s/ Michael G. Hymel
Michael G. Hymel Vice President, Corporate Controller and Chief Accounting Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).